August 10, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Kathleen Collins
Edwin Kim
Kathleen Krebs

Division of Corporation Finance

Re:	King Pubco, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed July 28, 2021
File No. 333-255121

Ladies and Gentlemen:

On behalf of our client, King Pubco, Inc. (“Pubco” or the “Registrant”), we submit this letter setting forth the responses of the Registrant to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 6, 2021 (the “Comment Letter”), with respect to Amendment No. 3 to the Registration Statement on Form S-4 filed with the Commission by the Registrant on July 28, 2021 (“Registration Statement”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4 to the Registration Statement.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and the Registrant is concurrently filing Amendment No. 4 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Registrant’s responses correspond to page numbers in Amendment No. 4 to the Registration Statement.

Key Metrics, page 241

1.	We note your disclosure of Total Revenue Churn added in response to prior comment 1. Please address the following:

•

You disclose on page 166 that historically, it has taken several years when non-core customers churn off your platform. Tell us whether the same pattern is true for your other customers and, in light of this, tell us why you present churn for only a three month period for customers who reduce their revenue to zero.

Response:

The non-core customers referred to on page 166 are customers KORE has judged to have been lost during the integration of Raco, Wyless and other acquisitions completed during the period from 2014 to 2017. KORE has judged them lost because of an extended period of decline spanning many years, and other information available to KORE. Generally speaking, these customers are not different from the rest of KORE’s churned customers in terms of the average speed at which they move away.

•	Revise to disclose how management uses this metric and why it is useful to investors.

•	Revise to disclose this metric for your annual periods in addition to the quarterly periods already disclosed.

•

Clarify how the annual periods are calculated and to the extent such calculations are based off of revenues declining to zero in a particular quarter, explain further how that is representative of annual churn.

Response:

KORE has a B2B (business to business) model where any given customer may have hundreds, or thousands of devices deployed in the field. The structure of KORE’s relationships with it customers is “sticky”, meaning that any exit by a customer from KORE”s platform generally will take place over a period of time. Additionally, it may not be clear to KORE that a customer is exiting.

The speed at which a customer moves away from KORE depends upon many factors including the time and cost of switching SIM cards, which are embedded in IoT devices deployed by customers. In many cases, the act of switching SIMs for devices involves significant logistics at a high cost. For example, in order for a smart utility customer to leave KORE, a customer has to send a person to the location of the meter, access the meter, take it offline, remove KORE’s SIM card and finally replace it with that of another provider. This process can cost more than one hundred dollars per device, after taking into account the costs of deploying a technician to the field and down-time of the connected device. Customers often prefer to phase out business as devices are replaced instead of conducting a wide-scale migration as a wide-scale migration may take months or years to fully transition all devices from KORE’s services. Because customers are not required to notify KORE of an intention to exit the KORE platform, it is often difficult for KORE to judge whether a customer has made a decision to stop using its services.

The difficulty in determining if a customer is moving away from KORE is furthered by the fact that the number of Total Connections that KORE has with any particular customer can increase or decrease over time depending on a variety of factors, including pricing, customer satisfaction, fit with a particular customer product, etc. In some cases, customers may choose to allocate a portion of their business to other service providers alongside KORE. This allocation can change from period to period. As a result, a decline in Total Connections by a customer is not necessarily an indicator that the customer has decided to move away from KORE. Customers often keep their volume allocation decisions confidential in order to prevent KORE from making commercial adjustments (such as price increases).

Because the future trajectory of a customer’s volume is often not known to KORE, KORE has devised the Total Revenue Churn metric, which looks at the amount of revenue generated by a customer in the quarter before such customer’s revenues fall to zero. This metric, while useful for spotting customer satisfaction issues for some categories of customers (e.g., smaller customers and those customers who have the ability to move away relatively faster), has a number of important limitations, given that revenue for a departing customer will typically decline gradually over a number of quarters before going to zero. As a result, although the Total Revenue Churn metric has the benefit of being easily measurable and precise, it is not generally used by management as a periodic indicator of business performance and is a supplemental metric only.

Instead, KORE’s management relies primarily on revenue growth and growth connections as key performance indicators.

As a result, the Registrant has removed disclosure related to Total Revenue Churn as a key metric and has accordingly updated Management Discussion and Analysis on page 243.

•

Tell us how churn, as defined on page 242, relates to the $1.9 million and $11.2 million of churning customers from old tranches for the three months ended March 31, 2021 and the year ended, December 31, 2020, respectively, as disclosed in your results of operations discussion. In this regard, to the extent these amounts represent the loss of revenue from go-forward customers that have communicated their intent not to provide future business to Kore, explain further why or how this differs from your definition of churn.

The Registrant acknowledges the Staff’s comment regarding churning customers from old tranches and has accordingly updated Management Discussion and Analysis on pages 244 and 245.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Neil Whoriskey at (212) 530-5933.

Very truly yours,

/s/ Neil Whoriskey
Neil Whoriskey

cc:	Nicholas Robinson, King Pubco, Inc.
Michael Palmer, Cerberus Telecom Acquisition Corp.
Christopher Holt, Cerberus Capital Management, L.P.
Jake Hansen, Cerberus Capital Management, L.P.
Romil Bahl, KORE Wireless Group
Puneet Pamnani, KORE Wireless Group
Jennifer Lee, Kirkland & Ellis LLP

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